SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)*

                              MGP Ingredients, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   55302G 103
                                 (CUSIP number)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [_] Rule 13d-1(c)
         [_]Rule 13d-1(d)




____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302G103                   13G                      Page 2 of 5 Pages

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(1)  Names of reporting  Persons;  S.S. or I.R.S.  Identification  Nos. of Above
     Persons.

                  Midwest Grain Products, Inc.
                  Employee Stock Ownership Plan
                  48-6107197

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(2)  Check the appropriate box if a member of a Group (See Instructions)

         (a)      [  ]
         (b)      [X]

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(3)  SEC Use Only



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(4)  Citizenship or Place of Organization                     Kansas.

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Number of Shares        (5)     Sole Voting Power               5,300
Beneficially            --------------------------------------------------------
Owned by Each           (6)     Shared Voting Power             712,634
Reporting               --------------------------------------------------------
Person                  (7)     Sole Dispositive Power          5,300
With                    --------------------------------------------------------
                        (8)     Shared Dispositive Power        712,634
                        --------------------------------------------------------

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                717,934

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(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions) [ ]

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(11) Percent of Class Represented by Amount in Row (9)           8.95%

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(12)  Type of Reporting Person (See Instructions)                EP

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
                                                                     Page 3 of 5
Item 1(a).  Name of Issuer:

         MGP Ingredients, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         1300 Main Street
         Atchison, Kansas  66002

Item 2(a).  Name of Person Filing:

         Midwest Grain Products, Inc.
         Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         1300 Main Street
         Atchison, Kansas  66002

Item 2(c).  Citizenship:

         Kansas

Item 2(d).  Title of Class of Securities:

         Common Stock, No Par Value

Item 2(e).  CUSIP Number:

         55302G 103

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (f) [X] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

Item 4.  Ownership.

         The following information is provided as of December 31, 2002:

         (a)  Amount Beneficially Owned:

                  717,934

         (b)  Percent of Class, based on 8,015,294 shares outstanding:

                  8.95%

                                                                     Page 4 of 5
         (c)  Number of Shares as to Which Such Person has:

                  (i)  Sole power to vote or to direct  the vote:

                           5,300

                  (ii)  Shared power to vote or direct the vote:

                           712,634

                  (iii) Sole power to dispose or to direct the disposition of:

                           5,300

                  (iv)  Shared power to dispose or to direct the disposition of:

                           712,634

     The  Midwest  Grain  Products   Employee  Stock  Ownership  Plan  disclaims
beneficial ownership in all of the above-referenced shares.

     The reporting person is the principal stock ownership plan of MGP Ingredients, Inc. The Employee Stock Ownership Plan and each of the subsidiary employee stock ownership plans are managed by five Trustees consisting of Laidacker M. Seaberg, Dave Wilber, Randy M. Schrick, Brian Cahill and Dave Rindom, all of whom are employees of MGP Ingredients, Inc. and all of whom have addresses at 1300 Main Street, Atchison, Kansas 66002. The other MGP Ingredients, Inc. employee stock ownership plan, which is also managed by the five Trustees, and whose shareholdings are included in the 717,934 shares mentioned above, is the Illinois Non Union ESOP.

     The Trustees of the Plans are obligated to vote the shares which are allocated to participants (712,634 shares at December 31, 2002) in accordance with instructions given by such participants. Unallocated shares (5,300 shares at December 31, 2002) are voted by the Trustees.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MIDWEST GRAIN PRODUCTS, INC.
                                            EMPLOYEE STOCK OWNERSHIP PLAN

                                            Date: February 13, 2003



                                            By: /s/ Laidacker M. Seaberg
                                            Laidacker M. Seaberg, Trustee
                                            and  Member  of  the  Administrative
                                            Committee